              	U.S. Securities and Exchange Commission

                      	Washington, D.C. 20549

                            	FORM 10-SB


       	GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
	                         BUSINESS ISSUERS


	Under Section 12(b) or (g) of the Securities Exchange Act of 1934


            	Prime Rate Income & Dividend Enterprises, Inc.
             ---------------------------------------------
            	(Name of Small business Issuer in its charter)


              Colorado                				      84-1308436
   ------------------------------      ---------------------------------
  (State or other jurisdiction of     (I.R.S. Employer Identification No.)
   incorporation or organization)



   	12835 E. Arapahoe Road, T-II #110, Englewood, Colorado 80112
    ------------------------------------------------------------
     	(Address of principal executive offices)       (Zip Code)


	Issuer's telephone number        (303) 792-2466
                          --------------------------
Securities to be registered under Section 12(b) of the Acts

    Title of each class               Name of each exchange on which
    to be so registered               each class is to be registered

                          	None
                           ----
Securities to be registered under Section 12(g) of the Acts


            	Common Stock $0.05 par value per share
             --------------------------------------
                       	(Title of Class)

                                1

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                             	PART I
                          	ALTERNATIVE 3

                 	ITEM 1. DESCRIPTION OF BUSINESS.
                   	(ITEM 101 OF REGULATION S-B)

                          	ORGANIZATION


Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) is a corporation which was formed under the laws of the State of Colorado on May 1, 1995. The Articles of Incorporation of the Company authorized it to issue 10,000,000 shares of common stock with $1.00 per share par value and 1,000,000 shares of preferred stock with a par value of $10.00 per share. PRIDE owns 100% of the issued and outstanding stock of Birch Branch, Inc. and GAP Enterprises, Inc.

PRIDE was a wholly-owned subsidiary of Rocky Mountain Power Co. (RMPC).
On September 22, 1999, the directors of RMPC approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the spin-off of PRIDE to the RMPC shareholders of record on October 8, 1999 on a pro rata basis. The shares of PRIDE are being held by Corporate Stock Transfer, an independent entity, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission.

The principal executive offices of the Company are located at 12835 E. Arapahoe Road, T-II, #110, Englewood, Colorado 80112, and the Company's telephone number is (303) 792-2466.

BUSINESS OF ISSUER: PRINCIPAL PRODUCTS AND SERVICES

PRIDE, is principally in the real estate investment business. PRIDE and its subsidiaries own real estate in California, Nebraska, North Dakota, Florida and Arkansas. PRIDE also is in the business of investing in foreclosure sale real estate certificates of purchase in the Denver Metropolitan area. PRIDE acquires the certificates of purchase by bidding at foreclosure sales. Under Colorado statutes, there is generally a minimum redemption period of seventy-five (75) days whereby the property owner can redeem the foreclosed property by paying the certificate of purchase balance bid price plus interest at the rate specified on the mortgage note, plus reimbursement of certain costs and expenses incurred by the holder of the certificate of purchase during the redemption period. If the former property owner fails to redeem the property, then junior lienholders have a right to redeem. If the property is not redeemed, the holder of the certificate of purchase will be granted title to the property. It is PRIDE's investment policy to invest in certificates of purchase that have sufficient equity such that it is likely that the property will be redeemed.

DISTRIBUTION OF PRODUCTS AND SERVICES

PRIDE markets its real estate generally through listings with real estate brokers.

COMPETITION


PRIDE's real estate business is highly competitive. There are thousands of real estate investors in the United States of America that are investing in similar rental properties. The level of competition in the acquisition, sale and renting of real estate properties is effected by economic conditions in the area as well as interest rates available to borrowers. PRIDE's business

                               2

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of investing in certificates of purchase  is also highly competitive since there is open bidding allowed on all real estate foreclosures. Typically at the foreclosure sales, there will be between five and twenty individuals in attendance and between three and seven actual bidders in addition to the foreclosing lenders bidding on the properties collateralizing their loans.

AVAILABILITY OF RAW MATERIAL: PRINCIPAL SUPPLIERS

Since the Company is not involved in manufacturing, there is no need for raw materials. Supplies used in the business are minimal. The number of foreclosure sales is directly related to economic conditions and interest rates in the area and therefore, the inventory of potential certificates of purchase available varies over time.

PATENTS AND INTELLECTUAL PROPERTY

The Company has no patent or intellectual property rights.

GOVERNMENTAL APPROVAL

There are no governmental approval requirements related to the Company's business.

EFFECT OF GOVERNMENTAL REGULATIONS: COMPLIANCE WITH
        ENVIRONMENTAL LAWS

The Company is not materially effected by any specific governmental regulations other than various states limit the interest rates charged on loans. Under certain circumstances, the Company will sell properties and carry back mortgage loans on the properties. The Company does not charge interest rates in excess of rates allowed by law. The types of costs and expenses incurred during the redemption period which may be reimbursed are defined by statutes. The Company complies with the applicable provisions of the statutes.

Various local zoning, homeowners associations and various other rules and regulations limit how properties may be used and require certain maintenance and repairs for properties. Certain federal and state environmental protection statutes exist related to hazardous wastes and other environmental concerns. The Company is in compliance with all environmental laws.

RESEARCH AND DEVELOPMENT

The Company has not been involved in any research and development projects.

EMPLOYEES

The Company has no employees. Real estate properties are managed by various independent property management companies.

                                   3

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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
   (Item 303 of Regulation S-B)

GENERAL

RESULTS OF OPERATIONS

Year Ended June 30, 1998
------------------------
Revenue for the year ended June 30, 1998 was approximately $320,000 as compared to revenue of approximately $341,000 for the eight months ended June 30, 1997. The Company changed its fiscal year of October 31 to June 30 effective June
30, 1997, therefore, comparative amounts relate to averages per month for the periods ended June 30, 1997 and June 30, 1998. The average per month for the year ended June 30, 1998 was approximately $27,000 as compared to approximately $43,000 per eight month period ended June 30, 1997. This decrease resulted principally from less rental income during the period ended June 30, 1998 since various properties were sold near the end of the period ended June 30, 1997. The Company's interest income increased principally due to the carry back mortgages on properties sold. During the year ended June
30, 1998 and the eight month period ended June 30, 1997 the Company had gains from the sale of real estate of approximately $97,000 and $114,000 respectively. Past gains may not necessarily be indicative of future results.

Operating expenses were approximately $182,000 during the year ended June 30, 1998, and approximately $167,000 during the eight month period ended June 30, 1997. The average per month for the Period ended June 30, 1998 was approximately $15,000 as compared to approximately $21,000 per month for the eight month period ended June 30, 1997. The decreases relate principally to the decrease in operating and interest expenses on properties previously owned.

Net income after the provision for income taxes decreased from approximately $133,000 during the eight month period ended June 30, 1997 to approximately $100,000 during the year ended June 30, 1998, a decrease of approximately $2,700 per month.

Year Ended June 30, 1999

Revenue for the year ended June 30, 1999 was approximately $210,000 as compared to revenue of approximately $320,000 for the year ended June 30, 1998. The average per month for the year ended June 30, 199 was approximately $17,500 as compared to approximately $27,000 per month for the year ended June 30, 1998. This decrease resulted in part from less rental income and less management fee income during the period ended June 30, 1999 since various properties were sold near the end of the period ended June 30, 1998. The Company's interest income decreased principally due to the payoff of several mortgages on properties sold. During the year ended June 30, 1999 and the year ended June 30, 1998 the Company had gains from the sale of real estate of approximately $44,000 and $97,000 respectively. Past gains may not necessarily be indicative of future results.

Operating expenses were approximately $59,000 during the year ended June 30, 1999, and approximately $182,000 during the year ended June 30, 1998. The average per month for the period ended June 30, 1999 was approximately $5,000 as compared to approximately $15,000 per month for the year ended June 30, 1998. The decreases relate principally to the decrease in operating and interest expenses on properties previously owned.
                                 4

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Net income after the provision for income taxes increased from approximately
$100,000 during the year ended June 30, 1998 to approximately $110,000 during the year ended June 30, 1999, an increase of approximately $800 per month.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1998 the Company had an unrestricted cash balance of approximately $70,000. The Company's current assets were approximately $1,337,000 at June 30, 1998 and its current liabilities totaled approximately $389,000, resulting in net working capital of approximately $948,000, a current ratio of approximately 3.52 to one.

At June 30, 1999 the Company had an unrestricted cash balance of approximately $445,000. The Company's current assets were approximately $1,166,000 at June 30, 1999 and its current liabilities totaled approximately $87,000, resulting in net working capital of approximately $1,079,000, a current ratio of approximately 13.40 to one.

FINANCIAL POSITION

Stockholders' equity totaled approximately $2,072,000 at June 30, 1999 as compared to approximately $1,955,000 at June 30, 1998, an increase of approximately $117,000. This increase resulted from a net income of approximately $110,000 and paid-in capital in the approximate amount of $7,000.

Management has not made any commitments which will require any material financial resources in excess of resources now available to the Company.

SUBSEQUENT EVENTS

None

FORWARD-LOOKING STATEMENTS

Certain statements concerning the Company's plans and intentions included herein constitute forward-looking statements for purposes of the Securities Litigation Reform Act of 1995 for which the Company claims a safe harbor under that Act.

There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) interest rates, (b) general economic conditions and (c) specific economic conditions within the areas where the Company operates.

This annual report contains both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above. Moreover, future revenue and margin trends cannot be reliably predicted.

ITEM 3.  DESCRIPTION OF PROPERTY
   (Item 102 of Regulation S-B)

(a) PRIDE currently uses minimal office space and facilities provided at no cost by the Company's President.


(b) PRIDE and its subsidiaries invest in real estate and real estate mortgages primarily for rental and interest income. By investing in real estate that provides current income plus the opportunity of long-term capital gains, the Company is attempting to realize reasonable current operating

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income plus a potential hedge against long-term inflation. Historically residential real estate values have appreciated at least equal to the inflation rate, but there can be no assurance of future appreciation. The Company has no limitations or policies on the percentage of assets which may be invested in any one investment, or type of investment.

(1) The Company may invest in any type of real estate but currently principally has investments in residential rental houses. The Company also owns one residential condominium and thirteen residential lots. The Company engages independent property management companies to manage the rental properties. The property management companies find tenants, collect the rent and pay certain expenses on the Company's behalf and remit net rent monthly to the Company. The Company has financed its real estate acquisitions with its own capital plus assumption of existing loans on properties or owner carry back loans on properties. The Company has no limitation policy on the number or amount of mortgages which may be placed on any one piece of property. Appropriateness of real estate investments and related financing decisions are determined by the officers of the Company.

(2) The Company's investments in mortgage loans are principally loans carried back on properties sold. Management has no current plans to actively invest in mortgage loans other than those related to properties sold by the Company. The Company has and may continue to provide carry back loans on properties equal to 100% of the sales price of properties if adequate additional collateral is provided.

(3) The Company currently has no investments and no plans to invest in securities of or interests in persons primarily engaged in real estate activities.

(c) As of June 30, 1999, the Company had no investments in real estate which amounted to ten percent or more of the total assets of the Company.

The Company has approximately $241,000 invested in other real estate. Generally summarized as follows:

Description

Three acres of land with a rental home on the property
   located in Oakhurst, California, near Yosemite National
   Park.  This property is zoned for multiple family housing.    $160,000

Thirteen residential lots located in Nebraska, Arkansas,
   Florida and North Dakota		                         			          81,000
                                                                  -------
                                                                 $241,000
                                                                  =======
All of the above properties are free and clear of encumbrances.  The rental house has an annual lease.  There are no options or contracts related to the sale of any of the properties owned by the Company.  There are no plans for renovation, improvement or development of any of the properties owned.  The
Company intends to hold the residential rental property for its current income production and also for the possibility of long-term capital gains.
Management believes that all properties have adequate insurance coverage.  The residential rental property has had vacancies of less than 5% during the last two years.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. (Item 403 of Regulation S-B)


(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth all persons (including any "group," whose holdings are set forth in Item

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4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, $1.00 par value, of the PRIDE, which is the only class of voting securities of the Company issued and outstanding. This schedule gives effect to the spin off of PRIDE to the shareholders of record of PRIDE's parent company declared September 22, 1999 to be effective October 8, 1999.
Title of Class    Name and Address            Amount and Nature     Percent
--------------   of Beneficial Holder           of Beneficial       of Class
                 --------------------             Ownership         --------
                                                 --------------
Common Stock	    Michael L. Schumacher (1)        234,552 shares    38.37%
    12835 E. Arapahoe, T-II, #110
    Englewood, CO   80112

Common Stock	    Terry and Susan R. Seipelt        52,959 shares	     8.66%
    11330 North Scioto Avenue
    Oro Valley, AZ   85737

Common Stock	    Jackie Sanders	              	    68,304 shares	    11.18%
    1301 Electric Avenue
    Seal Beach, CA    90740

Common Stock	    Harold L.  Morris (2)        		   132,548 shares	    21.68%
    3991 MacArthur Blvd. #100
    Newport Beach, CA   92660
                                                    ______________    ______

    Total		                                    		   488,363 shares	    79.89%

(b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth the holdings of common stock, $1.00 par value of the Company owned by the Company's directors and executive officers.

Title of Class    Name and Address         Amount and Nature     Percent
--------------  of Beneficial Holder         of Beneficial       of Class
                --------------------           Ownership         --------
                                             ------------------
Common Stock	    Michael L. Schumacher (1)	   234,552 shares	    38.37%
    President, Treasurer and
                  Director
    12835 E. Arapahoe, T-II, #110
    Englewood, CO 80112

Common Stock	    George A. Powell 	             1,284 shares	    00.21%
    Vice President, Secretary
                   and Director
    7333 S. Fillmore Circle
    Littleton, CO 80122
                                                _____________      _____

Total	                                    			   235,836 shares	    38.58%


(1) 	Michael L. Schumacher owns 628 shares individually.  In addition, Mr.
Schumacher, President and Director of PRIDE and his spouse Zona R. Schumacher are the sole beneficiaries of the Schumacher & Associates, Inc. Money Purchase Plan & Trust (Schumacher Plan) which owns 230,399 shares of PRIDE. Shares owned by the Schumacher Plan are considered to be beneficially owned by Mr. Schumacher. Mr. Schumacher's beneficial ownership also includes the following shares to be owned by certain relatives of Mr. Schumacher:

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Owner		          	      	Relationship	 	        	    Number of Shares
-----                    ------------                ----------------
Zona Schumacher		           Spouse				                      493
Jada Schumacher		           Daughter			                     512
Spencer Schumacher	         Son	 	    	                     512
Quinn Schumacher		          Son			                  	       512
Ralph and Alma Schumacher   Parents		      	                183
Roberta and Timothy Weiss   Sister and her spouse	          164
Constance and Gary Novak    Sister and her spouse     	     164
Cynthia and Greg Becker	    Sister and her spouse	          164
Katheryn and Ken Zeeb	      Sister-in-law and her spouse    164
Lowell and Ginett Janssen   Brother-in-law and his spouse	  329
Warren and Cathy Janssen    Brother-in-law and his spouse	  164
Rachel and Charles Paprocki Sister-in-law and her spouse    164
                                                          -----
Total								                                             3,525
                                                          =====
Mr. Schumacher disclaims beneficial ownership of an additional 76,703 shares held by the Plan as collateral for promissory notes totaling approximately
$275,000 including accrued interest at June 30, 1999.  The promissory notes are nonrecourse, bear interest at 8% per annum and are totally due January 6,
2000.  Failure to collect the note balances and accrued interest at that time would result in the Schumacher Plan obtaining ownership of the 76,703 additional shares.

(2) 	Harold L. Morris individually owns 64,399 shares of PRIDE.  In addition,
Harold L. Morris and his spouse, Connie Morris are the sole beneficiaries of the Harold L. Morris Profit Sharing Plan which owns 34,978 shares of PRIDE. Applegates Landing I, a Harold L. Morris family partnership owns 24,299 shares. Professional Investors, a Utah Limited Partnership, of which Mr. Morris is a partner, owns 1,679 shares. Mr. Morris' beneficial ownership also includes the following shares owned by certain relatives:

Owner		               	Relationship            	Number of Shares
-----                  ------------             ----------------
Debra L. Morris       	  Daughter                  			4,796
Gary A. Morris	          Brother	              	      2,397
                                                      -----
Total					                                            7,193
                                                      =====
Mr. Morris disclaims beneficial ownership of an additional 68,222 shares held by Mr. Morris, or entities controlled by him, as collateral for promissory notes, totaling approximately $251,000 including accrued interest at June 30,
1999.  The promissory notes are nonrecourse, bear interest at 8% per annum and are totally due January 6, 2000.  Failure to collect the note balances and accrued interest would result in Mr. Morris, or entities controlled by him, obtaining ownership of the additional 68,222 shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. The Company anticipates forming an audit committee at the next meeting of the Board of Directors in January 1997.

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EXECUTIVE OFFICERS AND DIRECTORS

The current executive officers and directors of PRIDE are as follows:

NAME			               	AGE               		POSITION(S)
----                   ---                 -----------
Michael L. Schumacher		50	       	President, Treasurer and Director

George A. Powell	    		73       		Vice President, Secretary and Director


Michael L. Schumacher has been a director, president and treasurer of PRIDE since inception, May 1, 1995. Mr. Schumacher was previously, until September 22, 1999, a director, and president and chairman of the board of directors of
Rocky Mountain Power Co., a public reporting company.   Mr. Schumacher is the
director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Englewood, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A.
Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a bachelors degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

George A. Powell has been a director, secretary and vice president of PRIDE since October, 1996. Mr. Powell was previously a director and president of Continental Investors Life, Inc., a public reporting insurance company. Since Mr. Powell's retirement from the insurance business in 1988, he has been self-employed as a business consultant.

SIGNIFICANT EMPLOYEES

The Company has no employees. Michael L. Schumacher and George A. Powell devote approximately 5% and 50%, respectively, of their time to the Company's business. The Company's rental properties are managed by independent management companies. Secretarial and bookkeeping services are performed by independent contract persons.

There are no family relationships among directors or officers.

No officer or director of PRIDE currently, or during the last five years have;

(a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

(b) had any conviction in a criminal preceding or is being subject to a pending criminal preceding.

(c ) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

(d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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ITEM 6.  EXECUTIVE COMPENSATION.
   (Item 402 of Regulation S-B)

COMPENSATION OF EXECUTIVE OFFICERS

There was no compensation paid to any officer of PRIDE other than $500 each paid as director fees to PRIDE directors during each of the two years ended June 30, 1999 and June 30, 1998. Mr. Powell received approximately $2,000 in consulting fees from PRIDE during the year ended June 30, 1999 and approximately $15,000 in consulting fees during the year ended June 30, 1998.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
   (Item 404 of Regulation S-B)

Effective March 31, 1998, the Company sold its investment in a health club/racquetball building to Mr. Harold L. Morris, the shareholder that originally contributed the property for stock. The gross proceeds were 145,762 shares of the common stock of PRIDE's parent company and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company shares of stock were recorded at net book value, canceled and returned to authorized but unissued stock of the parent company and recorded in PRIDE's financial statements as a dividend distribution to its parent company.

ITEM 8.  DESCRIPTION OF SECURITIES
   (Item 202 of Regulation S-B)

PRIDE has two classes of securities authorized. The Company's Articles of Incorporation authorized it to issue 10,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of preferred stock, $10.00 par value. A total of 611,290 common shares will be issued to approximately 439 shareholders upon the effectiveness of this Form 10-SB registration statement. PRIDE was a wholly-owned subsidiary of Rocky Mountain Power Co. (RMPC). On September 22, 1999, the directors of RMPC approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the spin-off of PRIDE to the RMPC shareholders of of record on October 8, 1999 on a pro rata basis. The shares of PRIDE are being held by Corporate Stock Transfer, an independent entity, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission.

No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable. The Preferred Stock is entitled to preference in liquidation over Common Stock.

The Board of Directors of the Company has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could be issued to deter or delay a takeover or other change in control of the Company.

Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

                             PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
   (Item 201 of Regulation S-B)

There is no public trading market for PRIDE common stock.

Upon effectiveness of this Form 10-SB, the Company plans to apply for quotation of the Common Stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. PRIDE will have 611,290 shares of common stock issued and outstanding. Of such shares, approximately 120,000 shares, held by approximately 420 shareholders are eligible for resale. The remaining outstanding shares will be restricted shares under Rule 144. The Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock.

PRIDE has never paid a dividend on its common stock other than during the year ended June 30, 1998, PRIDE made a dividend distribution to its former parent company of parent company stock in the approximate amount of $473,000. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.
   (Item 103 of Regulation S-B)

PRIDE is not party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
   (Item 304 of Regulation S-B)

The Company's principal independent accountant has not resigned (nor declined to stand for re-election) and was not dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
   (Item 701 of Regulation S-B)

During the last three years, PRIDE has not issued any securities that were not registered under the Securities Act of 1933, as amended (the "Act"):

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
   (Item 702 of Regulation S-B)


The Company's Restated Articles of Incorporation limit the liability of its officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the
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Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (I) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado
Revised Statutes S 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                	PART F/S

ITEM 1.  INDEX TO FINANCIAL STATEMENTS

Description	  			                	Period	                    		Page
-----------                       ------                       ----
Prime Rate Income & Dividend		Two years ended                 	F-1
  Enterprises, Inc.	   	      June 30, 1999



                               	PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.                      			DESCRIPTION
-----------                         -----------
(3)(i)                  				Articles of Incorporation

(3)(ii)                        				Bylaws

(10)(a)                  		Agreement dated September 24,
                           1999 between Rocky Mountain
                           Power Co. and MPEG Super
                           Site, Inc.

(23)(a)                  				Consent of Accountant
(27)                        Financial Data Schedule

                                SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)                 PRIME RATE INCOME AND DIVIDENDS ENTERPRISES INC.
(Date)
By:(Signature)               /s/ Michael L. Schumacher
(Name and Title)             Michael L. Schumacher
                             President, Treasurer and Director

(Date)
By:(Signature)               /s/ George A. Powell
(Name and Title)             George A. Powell
                             Vice President, Secretary and Director

               INDEX TO FINANCIAL STATEMENTS

       	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
              	AND CONSOLIDATED SUBSIDIARIES



                	FINANCIAL STATEMENTS


               	June 30, 1999 and 1998


Report of Independent Certified Public Accountants            		F-2

Consolidated Financial Statements:

Consolidated Balance Sheets                                    	F-3

Consolidated Statements of Income	                             	F-4

Consolidated Statement of Changes in                           	F-5
  Stockholders' Equity

Consolidated Statements of Cash Flows                         		F-6

Notes to Consolidated Financial Statements                     	F-7

          	REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Board of Directors
Prime Rate Income & Dividend Enterprises, Inc.
Englewood, CO   80112


We have audited the accompanying consolidated balance sheets of Prime
Rate Income & Dividend Enterprises, Inc. and Consolidated Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended June 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Prime Rate Income & Dividend Enterprises, Inc. and Consolidated Subsidiaries as of June 30, 1999 and June 30, 1998, and the results of its operations, changes in stockholders' equity and its cash flows for the years ended June 30, 1999 and June 30, 1998, in conformity with generally accepted accounting principles.




                                            /s/ Miller and McCollom
                                            Certified Public Accountants
                                            7400 W. 14th Avenue
                                            Lakewood, Colorado   80215
September 15, 1999

        	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
              	AND CONSOLIDATED SUBSIDIARIES

                	CONSOLIDATED BALANCE SHEETS

                         	ASSETS
                          ------

                                                 	June 30,       	June 30,
                                                    1999      	     1998
Current Assets:                                   --------        --------
Cash 	                                         $   445,158      	$    70,229
Certificates of purchase, real estate
 foreclosures (Note 3)	                            197,247          	799,801
Mortgage notes receivable, current
 portion (Note 3)	                                 111,108          	301,574
Mortgage note receivable, related
 party (Note 3)	                                   139,079          	139,079
Sale proceeds receivable (Note 7)                 	246,500             	-
Other	                                              26,831      	     26,685
                                                 ---------         ---------
  Total Current Assets	                          1,165,923        	1,337,368

Real estate, net of accumulated deprec-
 iation of $5,500 at June 30, 1999 and
 $4,000 at June 30, 1998 (Note 3)	                 234,817          	244,317
Transportation equipment, net of accumulated
 depreciation of $6,125 at June 30, 1999
 and $3,125 at June 30, 1998	                        8,875            11,875
Mortgage notes receivable, net of
 of current portion (Note 3)	                      795,356           814,010
                                               -----------       -----------
TOTAL ASSETS	                                  $ 2,204,971      	$ 2,407,570
                                               ===========       ===========
     	LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	                              $     8,158 	     $     6,931
Notes payable, current portion (Note 2)	            10,005          	318,519
Income taxes payable (Note 5)                     	 41,689           	39,531
Deferred taxes payable, current portion
(Note 5)	                                            2,104            	1,621
Accrued expenses and other	                         24,598 	          22,243
                                                  --------          --------
  Total Current Liabilities	                        86,554          	388,845
Deferred taxes payable, long term (Note 5)	         27,595           	35,906
Notes payable, net of current portion
 (Note 2)                                           18,872            28,109
                                                  --------          --------
TOTAL LIABILITIES	                                 133,021       	   452,860
                                                  --------          --------
Stockholders' Equity:
Preferred stock, $10.00 par value,
1,000,000 shares authorized, none issued
& outstanding	                                        -                	-
Common stock, $1.00 par value,
10,000,000 shares authorized, 611,290
shares issued and outstanding	                     611,290           611,290
 	Additional paid-in capital	                      975,408          	968,252
Retained earnings	                                 485,252 	         375,168
                                                 ---------         ---------
TOTAL STOCKHOLDERS' EQUITY	                      2,071,950 	       1,954,710
                                                ----------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	    $ 2,204,971      	$ 2,407,570
                                                ==========        ==========

The accompanying notes are an integral part of the financial statements.

         	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                	AND CONSOLIDATED SUBSIDIARIES

              	CONSOLIDATED STATEMENTS OF INCOME


	 	                                              Year Ended 	Year Ended
                                                	 	June 30,  	June 30,
                                             	   	   1999    	   1998
                                                 ----------- ------------
Revenue:
Rent income                                    		$    7,960 	$     26,557
Interest income                               	    	150,261      	157,838
Management fee income	                                	-          	38,350
Gain on the sale of real estate		                    43,570       	97,174
Other income	     	                                   7,293 	        -
                                                   --------      --------
                                            	   	   209,084  	    319,919
                                                   ========      ========
Expenses:
Property management fees		                              660       	15,591
Rent	                                                 	-          	28,219
Depreciation		                                        4,500       	12,250
Interest                                            		3,163       	47,401
Real estate taxes and insurance	                     	3,677        	9,079
Repairs and maintenance		                               229        	5,101
Professional fees		                                  28,119       	21,487
Other		                                              18,402  	     43,262
		                                                  -------       -------
                                                     58,750 	     182,390
                                                    =======       =======
Net income before provision
 for income taxes 		                                150,334  	    137,529

Provision for income taxes (Note 5):
Current                                            		41,686       	39,531
Deferred		                                           (1,436)	      (2,515)
                                                     ------        ------
                                               		    40,250  	     37,016
	                                                  --------      --------
Net income 		                                    $  110,084  	$   100,513
                                                   ========      ========
Per Share		                                      $      .18  	$       .16
                                                   ========      ========
Weighted Average Shares
 Outstanding		                                      611,290  	    611,290
                                                   ========      ========

The accompanying notes are an integral part of the financial statements.

          	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                  	AND CONSOLIDATED SUBSIDIARIES

     	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

           	From June 30, 1997 through June 30, 1999

                                              Additional
                        Common                  Paid-In  Retained
                      No./Shares  Stock Amount  Capital  Earnings     Total
                      ----------  ------------  -------  --------   ---------
Balance at June 30,
 1997                  611,290  $  611,290  $ 1,425,936 $ 274,655  $2,311,881
Paid-in capital           -           -          16,042      -         16,042
Dividend distribution
 to parent company        -           -        (473,726)     -       (473,726)
Net income for the
year ended June 30,
 1998                     -           -            -      100,513     100,513
Balance at June 30,    -------     -------      -------   -------   ---------
 1998                  611,290     611,290      968,252   375,168   1,954,710
Paid-in capital           -           -           7,156      -          7,156
Net income for the
 year ended June 30,
 1999                     -           -            -      110,084     110,084
Balance at June 30,    -------     -------      -------   -------   ---------
 1999                  611,290  $  611,290    $ 975,408 $ 485,252  $2,071,950
                       =======     =======      =======   =======   =========

The accompanying notes are an integral part of the financial statements.

            PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                  AND CONSOLIDATED SUBSIDIARIES

              	CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                		Year ended	   Year ended
                                                  		June 30,    	June 30,
                                                		    1999   	    1998
                                                  -----------   -----------
Cash Flows Operating Activities:
Net income 		                                     $  110,084    	$   100,513
Depreciation	                                         	4,500         	12,250
Increase in income taxes payable		                     2,158         	23,371
(Decrease) in deferred income taxes payable         		(4,172)	        (2,515)
Increase in accounts payable, accrued
 expenses and other 	                                 	7,082          	8,293
(Gain) on sale of assets		                              -       	    (78,947)
                                                     -------         -------
Net Cash Provided by Operating Activities	 	         119,652    	     62,965
                                                     -------         -------
Cash Flows from Investing Activities:
(Increase) in sales proceeds receivable	           	(246,500)          	-
Collection of (Investments in) certificates
 of purchase		                                       602,554       	(233,224)
Collection of notes receivable            	         	485,666        	564,554
(Investment) in mortgage notes receivable	         	(276,546)      	(255,240)
Disposition of real estate		                           8,000         	37,877
Other		                                                 (146)   	    154,273
                                                     -------         -------
Net Cash Provided by Investing Activities		          573,028    	    268,240
                                                     -------         -------
Cash Flows from Financing Activities:
Common stock issued and additional
 paid-in capital	                                      	-            	12,386
(Repayment) of notes payable		                        (7,851)	    (1,282,793)
Loan from bank		                                   2,565,004           	-
(Repayment) of loan from bank	   	                (2,774,904) 	         -
(Repayment) of loan from related party	          	  (100,000)   	   (150,000)
Net Cash Provided by                               ---------        --------
 Financing Activities		                             (317,751)   	 (1,420,407)
                                                   ---------       ---------
Increase (decrease) in Cash	                        	374,929     	(1,089,202)

Cash, Beginning of Period	                       	    70,229    	  1,159,431
                                                    --------       ---------
Cash, End of Period	                             	$  445,158    	$    70,229
                                                    ========       =========
Interest Paid	                                   	$    3,163    	$    47,401
                                                    ========       =========
Income Taxes Paid		                               $   42,846    	$    16,122
                                                    ========       =========

The accompanying notes are an integral part of the financial statements.

           	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                  	AND CONSOLIDATED SUBSIDIARIES

            	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    	June 30, 1999 and 1998

(1)	Summary of Accounting Policies
   -------------------------------
This summary of significant accounting policies of Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) and its wholly-owned subsidiaries, Birch Branch, Inc., and GAP Enterprises, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a)	Organization and Principles of Consolidation
   ---------------------------------------------
The consolidated financial statements include the accounts of the companies listed above. The Company is principally in the real estate ownership and rental business. The Company also invests in mortgage notes receivable and certificates of purchase related to real estate foreclosures. All intercompany account balances have been eliminated in the consolidation. The Company has selected June 30 as its year end.

(b)	Per Share Information
   ----------------------
Per share information is based upon the weighted average number of shares outstanding during the period.

(c)	Investment in Real Estate and Related Depreciation
   ---------------------------------------------------
The Company's investments in rental real estate are carried at cost, net of accumulated depreciation. Depreciation on rental real estate is being computed using the straight-line method over estimated useful lives of 40 years. Major renovations are capitalized. Repairs and maintenance costs are expensed as incurred.

(d)	Use of Estimates in the Preparation of Financial Statements
   ------------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                 	AND CONSOLIDATED SUBSIDIARIES

           	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    	June 30, 1999 and 1998


(1)  Summary of Accounting Policies, Continued
   -------------------------------------------
(e)	Geographic Area of Operations and Interest Rates
   -------------------------------------------------
The Company owns properties principally in California, Nebraska, North Dakota, Florida and Arkansas. The potential for severe financial impact can result from negative effects of economic conditions within the market or geographic area. Since the Company's business is principally in four areas, this concentration of operations results in an associated risk and uncertainty.

(f)	Provision for Deferred Income Taxes
   ------------------------------------
Timing differences exist related to recognition of gains on sale of real estate for income tax purposes and financial reporting purposes. Income tax regulations allow the use of the installment method for reporting sales of assets. The Company has provided a deferred income tax provision for this timing difference.

(2)	Notes Payable
   --------------
As of June 30, 1999 the Company had outstanding $28,877 on a note payable bearing interest at 15%. Maturities of this note payable is summarized as follows:

       Year ending June 30,
                      2000                     			$   10,005
                      2001	                     		    11,614
                      2002	                     		     7,258
                      2003                  			         -
   Thereafter		                                         -
                                                   ----------
    Total	                                       		$   28,877
                                                   ==========
This note is due in monthly installments of $1,129 through December, 2002. This note is not collateralized by any assets of the Company. Also included in notes payable at June 30, 1998, was $209,900 payable to a bank collateralized by certain mortgage notes receivable and certificates of purchase. This note was paid in full during the year ended June 30, 1999. The terms of the bank loan are more fully disclosed in Note 6. In addition, the Company had a $100,000 note payable to a shareholder which was uncollateralized and was paid in full during the year ended June 30, 1999.

            	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                   	AND CONSOLIDATED SUBSIDIARIES

             	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      	June 30, 1999 and 1998

(3)	Concentration of Credit Risk
   -----------------------------
The Company's material concentration of credit risk consists principally of investments in mortgage loans and certificates of purchase. The Company's investments in mortgage loans are collateralized principally by first or second deeds of trust on real estate located primarily in Colorado, Arizona and California. At June 30, 1999, the Company had seven mortgage loans receivable from one individual totaling approximately $87,243. The loans as a percentage of value were approximately 90% at the time of sale.  The
Company also had seventeen mortgage loans receivable from another individual totaling approximately $565,497. The second individual's loans as a percentage of value were approximately 100% at the time of sale but, as additional collateral for the loans receivable from this individual, the Company has a
junior lien on another property owned by this individual.   The weighted
average interest rate on mortgagee notes receivable is approximately 8% per annum with monthly repayment terms being amortized over periods up to twenty years.

The Company has one investment in a foreclosure certificate of purchase totaling $197,247 as of June 30, 1999. This certificate of purchase entitles the Company to receive interest at the original foreclosed mortgage loan rate over the redemption period, which is generally 75 days, or title to the property if not redeemed within the redemption period. The interest rate on the Company's investment in certificate of purchase was 30%. Subsequent to June 30, 1999, the Company obtained title to the property that was subject to the certificate of purchase.

Effective March 31, 1998, the Company sold its investment in a health club/ racquetball building to the shareholder that originally contributed the property for stock of the parent company. The gross proceeds were 145,762 shares of the parent company's common stock and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company 2001. shares of stock were recorded at net book value, returned to the parent company, 2002. canceled and returned to authorized but unissued stock of the parent company 2003. and recorded in PRIDE's financial statements as a dividend to its parent company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. As of June 30, 1999, the Company had a concentration of credit risk since it had temporary cash investments in bank accounts totalling $309,112 in excess of the FDIC insured amounts.
                               F-9

               PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                     	AND CONSOLIDATED SUBSIDIARIES

               	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        	June 30, 1999 and 1998

(4)	Fair Value Financial Instruments
   ---------------------------------
As of June 30, 1999, the Company had various investments in long term mortgage notes receivable and was obligated under various mortgage notes payable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

(5)  Income Taxes
   --------------
A reconciliation between the expected income tax provision computed at a federal statutory rate of 39% and the actual income tax provision follows:

                                                	    		Year       		Year
	                                                   		Ended      		Ended
                                                   		June 30,  	  June 30,
                                               			     1999    	    1998
                                                     --------     --------
Expected income tax		                           		$    58,630		$    53,636
Graduated tax brackets			                            	(16,750)   		(16,750)
State tax net of federal
 benefit		                                            	 4,584      		4,194
Other, net				                                         (6,214)	     (4,064)
                                                    ---------      -------
                                               			 $   40,250 		$   37,016
                                                    =========      =======
The tax effects of temporary differences that give rise to the deferred tax liability at June 30, 1999 follow:

Installment sale reporting	                          				$  29,699
less current portion					                                   (2,104)
                                                          --------
                                                     				$  27,595
                                                          ========
The change in the deferred tax liability during the year ended June 30, 1999 was $8,311.

             	PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    	AND CONSOLIDATED SUBSIDIARIES

              	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       	June 30, 1999 and 1998

(6)	Notes Payable, Bank
   --------------------
As of June 30, 1999, the Company had a line of credit from a bank of $1,500,000.

The Company's President has personally guaranteed the total $1,500,000 balance of the notes payable and has assigned to the bank a life insurance policy with a $500,000 death benefit as additional collateral.

The Company has agreed to provide annual audited financial statements to the bank. The terms of the loan agreement require that the Company maintain a debt to tangible net worth ratio not to exceed one to one, a debt service coverage ratio of greater than 1.25 to one and a current ratio of greater than one to one.

The line of credit is collateralized by certain real estate mortgage notes receivable and certificates of purchase, and bears interest at .5% over prime plus has an annual fee of .5% of the total amount of the line. The line of credit is subject to annual renewal and is due in December, 1999. At June 30, 1999, the Company had no outstanding borrowing on this line of credit.

(7)	Sale Proceeds Receivable
   -------------------------
Effective June 30, 1999, the Company sold a real estate property resulting in a receivable of $246,500. During July, 1999 the Company received the $246,500 in cash.

(8)	Year 2000 Compliance
   ---------------------
The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers or supplier, it does not believe that there are any material year 2000 issues to disclose in this Report.

(9)	Subsequent Event
   -----------------
During September, 1999, PRIDE effected a 2.4324 for one forward stock split increasing the outstanding common stock of the Company from 251,311 shares to 611,290 shares. All references to common stock in the financial statements have been retroactively given effect for this split.

                                        F-11